Filed Pursuant to Rule 424(b)(3) of the
                                     Rules and Regulations under the
                                     Securities Act of 1933

                                     Registration Statement No. 333-52798



PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus Dated May 7, 2001 and
to the Prospectus Supplement dated May 15, 2001)



                                 464,785 Shares

                              METALDYNE CORPORATION


                                  Common Stock




     This prospectus supplement no. 2, together with the prospectus supplement no.1 and the prospectus, is to be used by the selling stockholders in connection with the public sale or distribution of the above-referenced securities. Each selling stockholder, acting as principal for its own account or in brokerage transactions at prevailing market prices, if any, or in transactions at negotiated prices, may offer its shares for sale.

     There is no public market for our common stock and none is expected to develop for any shares offered by this prospectus supplement no. 2, together with the prospectus supplement no.1 and the prospectus, for the foreseeable future.

     Investing in our common stock involves substantial risks. See "Risk Factors" beginning on page 6 of the attached prospectus to read about factors that you should consider before buying shares of our common stock.









             The date of this prospectus supplement is July 25, 2001

Acquisition of Global Metal Technologies, Inc.

     On June 22, 2001 we completed the acquisition of Global Metal Technologies, Inc. GMTI is a fully integrated technology leader in aluminum die-casting with leading market positions in transmission, engine, chassis and steering components and is also the largest independent thin-wall casting company in North America. Heartland Industrial Partners, our controlling stockholder, contributed as an additional capital contribution all of the shares it owned in GMTI to us and in exchange we issued to Heartland approximately three million shares of our common stock valued at $16.90 per share. The acquisition of GMTI will enhance our ongoing build-up of a large-scale and competitively unique platform to form, machine and sub-assemble engineered metal components for the automotive and transportation industries. We believe that through the acquisition of GMTI we have added forming capabilities in aluminum, which is experiencing strong growth due to its light weight characteristics. The acquisition of GMTI is in furtherance of our strategy to expand in to light metals.

     The acquisition of GMTI, the repayment of existing indebtedness of GMTI and the payment of fees and expenses in connection with the GMTI acquisition was financed through (1) $45.0 million from borrowings under our term loan C under our credit facility, (2) approximately $13 million from borrowings under our revolving credit facility, (3) approximately $14.9 million from proceeds from the sale of accounts receivable pursuant to our accounts receivable facility,
(4) approximately $29.5 million from the proceeds of sale-leaseback transactions and (5) $3.6 million with available cash on hand.

     GMTI had revenue of approximately $228.3 million for the year ended December 31, 2000.